

September 21, 2010

William F. Donovan, M.D.
Chief Executive Officer
Spine Pain Management, Inc.
5225 Katy Freeway
Suite 600
Houston, Texas 77007

> **Re:** **Spine Pain Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarterly Period ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 000-27407**

Dear Dr. Donovan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies

Revenue Recognition, page 20

1. Your disclosure here includes such statements as "The Company's new business concept is focused on the <u>development</u> of spine testing centers needed by spine surgeons,

orthopedic surgeons and other healthcare providers in order to provide the appropriate treatment for musculo-skeletal spine injuries." and "The Company began <u>treating</u> patients in August 2009 at the Company's first spine testing center facility" and "Payment for services are primarily made to the Company by a third party and the credit policy includes terms of net 180 days for collections."

Further, on page 4, you state "Our goal is to become a leader in <u>providing care management services</u> to spine and orthopedic surgeons and other healthcare providers to facilitate proper treatment of their injured clients. <u>By pre-funding diagnostic testing and non-invasive and surgical care,</u> patients are not unnecessarily delayed or prevented from obtaining needed treatment. By providing early treatment, the Company believes that health conditions can be prevented from escalating and injured victims can be quickly placed on the road to recovery. The Company believes its patient advocacy will be rewarding to patients who obtain needed relief from painful conditions, and moreover, <u>provides spine surgeons and orthopedic surgeons a solution to offset the cost of care prior to settlement</u>."

And on page 5, you state:
"The Company plans to address this market by:
- Initiate a two–year roll-out of our spinal medical services available to spine surgeons, orthopedic surgeons, and other healthcare providers.
- <u>Employ contract management services at regional, state and local levels</u>
- Identify and target key spinal <u>healthcare providers who handle large numbers of accident-type cases."</u> ; and

   "We believe that our care management program improves the medical outcomes for injured victims by providing medically necessary, appropriate and reasonable treatment of injuries and facilitates the settlement of the <u>injured victim's case</u> by completing required medical treatment and providing clear and consistent medical records."

We have the following comments related to this disclosure and your business operations:
- Please revise your disclosure throughout the filings to clarify and specifically identify your sources of revenue and how this revenue will be collected. It appears you may be billing the patient for the services provided by the clinics and collecting from a third party. If so, identify the third party payors (Health insurance companies, Law firms, Medicare and Medicaid, Workman's compensation claims, patient pay etc.).
- Discuss the nature of your business relationship, if any, with the clinic facility and identify any costs of building and operating the clinic that you are responsible for. State whether you have any ownership in or commitments to the clinics.
- For the year ended December 31, 2009, your revenue was $982,736, of which it appears $442,231 has been reserved as uncollectible (a 45% write-off) and $508,499 remains unpaid. That implies that you collected only approximately $32,000 in cash on this revenue. Please revise to provide, in a comparative

tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care, Workers' Comp. Insurance, Law firms and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. Include whether or not your billing system has the capacity to provide an aging schedule of your receivables, and if not, clarify how this affects your ability to estimate your allowance for bad debts.

- Your bad debt expense, as a percent of revenue, remained at 46%-47% for the first and second quarters of 2010. Revise your disclosure to explain the high percentage write-off and clarify whether any of these charges are revenue dilution items such as contractual allowances. If so, cite the authoritative literature used to record these revenue dilution items as bad debt expense rather than as a reduction in gross revenue. Clarify if this high percentage write off is expected to continue in future years and will effect all clinics added.

- State the steps you take in collecting accounts receivable including existence of internal billing and collection systems and/or use of external resources. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

Item 8. Financial Statements

Balance Sheets, page 23

2. Please revise to disclose, on the face of the statement, the amount of your reserve for doubtful accounts netted against accounts receivable for each period presented.

Statement of Operations, page 24

3. Disclose on the face of the Statement of Operations any revenue and cost of sales that are from a Related Party.

Notes To The Financial Statements

Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page 29

4. Please provide a Valuation and Qualifying Accounts schedule, see Rule 12-09 of Regulation S-X.

William F. Donovan, M.D.
Spine Pain Management, Inc.
September 21, 2010
Page 4

<u>Note 9. Related Party Transactions</u>
<u>Medical Services Agreement, page 35</u>

5. You disclose that your total Cost of sales in the Statement of Operations consists of expenses charged by NSO for services performed. Please quantify and describe the nature of these costs (including amounts paid to Dr. Donovan for medical services) and SPMI's business relationship and commitments with the clinic (including obligations, if any, for costs such as rent, utilities etc. in addition to fees for medical services).

<u>Form 10-Q for the Quarterly Period Ended June 30, 2010</u>

<u>Exhibits 31.1 and 31.2</u>

6. Please revise these certifications to include the revised introductory language of paragraph 4 similar to that used in your Exhibits 31.1 and 31.2 filed with your Form 10-K for 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant